SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

                         (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                              For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                              For the transition period from ____________ to ____________

COMMISSION FILE NO. 33-79826

NEWFIELD EXPLORATION COMPANY
401(k) PLAN

(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

NEWFIELD EXPLORATION COMPANY
363 NORTH SAM HOUSTON PARKWAY EAST
SUITE 2020
HOUSTON, TEXAS 77060
(281) 847-6000
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

Item 4.	Financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA.
Newfield Exploration Company 401(k) Plan Financial Statements and Supplemental Schedule
Consent of Chizek and Company LLC

INDEX TO FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2004 AND 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Plan Administrator
Newfield Exploration Company 401(k) Plan
Houston, Texas

We have audited the accompanying statement of net assets available for benefits of the Newfield Exploration Company 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Oak Brook, Illinois
June 17, 2005

1.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value (Note 3)	$26,271,382	$17,112,701
Cash	76,077	69,206

	26,347,459	17,181,907
Receivables
Interest income	72	—
Pending trades	—	35,740

	72	35,740

Total assets	26,347,531	17,217,647
Liabilities
Accrued expenses	274	330

Net assets available for benefits	$26,347,257	$17,217,317

See accompanying notes to financial statements.

2.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2004

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 3)	$2,154,081
Interest and dividends	282,360

2,436,441
Contributions
Company	2,032,304
Participant	2,775,031
Rollovers	2,562,747

7,370,082

Total additions	9,806,523
Deductions from net assets attributed to:
Benefit payments	674,658
Administrative charges	1,925

Total deductions	676,583

Increase in net assets available for benefits	9,129,940
Net assets available for benefits
Beginning of year	17,217,317

End of year	$26,347,257

See accompanying notes to financial statements.

3.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 — DESCRIPTION OF PLAN

     The following description of the Newfield Exploration Company 401(k) Plan (the “Plan”) contains general information for financial reporting purposes. A summary plan description is provided to participants explaining general Plan provisions. The Plan agreement, however, governs the operation of the Plan, and its terms prevail in the event of a conflict with any summary of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

     General: The Plan is a defined contribution plan effective January 1, 1989. Generally, all employees of Newfield Exploration Company (the “Company”) and certain of its affiliates, other than certain employees covered by collective bargaining agreements, leased employees and nonresident aliens, are eligible to participate in the Plan. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

     Contributions: Participants may contribute up to 30% of their eligible compensation (as defined by the Plan) on a semi-monthly basis. The Company will make a matching contribution in an amount equal to $1.00 for each $1.00 contributed by a participant as described in the preceding sentence, up to a maximum of 8% of the participant’s compensation for the applicable semi-monthly contribution period. The Plan allows certain eligible participants to make catch-up contributions in accordance with Internal Revenue Service regulations. The Company does not match catch-up contributions. The foregoing participant and Company matching contributions are subject to certain limitations.

     Participants may also contribute certain amounts representing distributions from other qualified plans and individual retirement accounts. Participants may direct the amounts contributed to their accounts into any of the investment options available under the Plan including Newfield Exploration Company common stock.

     Participant Accounts: Each participant has an account that is credited with the participant’s contributions, and allocations of the Company’s matching contributions and Plan earnings and, at times, charged with an allocation of Plan administrative expenses which are based on participant earnings or account balances, as defined. Earnings are allocated to participant accounts based on the earnings of investment funds chosen by each participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

     Vesting: Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in amounts attributable to Company matching contributions is based on years of service. A participant becomes 20% vested for each year of service and is fully vested after five years of service. An active participant is entitled to 100% of his or her account balances upon retirement, death or disability.

4.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2004 and 2003

NOTE 1 — DESCRIPTION OF PLAN (Continued)

     Benefit Payments: On termination of service, a participant is entitled to receive the vested portion of his or her accounts. A participant may elect to receive such vested portion in the form of a lump sum payment or installment payments. A participant may also elect to receive distributions in the form of Company common stock, to the extent the participant is invested therein. Distributions are subject to the applicable provisions of the Plan agreement.

     Participant Loans: A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balances. The loan will bear interest at a rate commensurate with market rates for similar loans.

     Expenses: The Plan Sponsor pays certain administrative expenses.

     Forfeitures: Forfeitures are used first to reinstate participant accounts, as applicable; then to pay plan expenses, if any, and finally to reduce employer matching contributions.

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis of accounting.

     Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

     Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and the individual participant account balances.

     Payment of Benefits: Benefits are recorded when paid.

     Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value at year end. Quoted market prices are used to value investments in mutual funds and common stock. Shares or units of common collective funds are valued at the net asset value of shares or units held by the Plan. Participant loans are reported at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

5.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2004 and 2003

NOTE 3 — INVESTMENTS

     Investments representing 5% or more of the Plan’s net assets at December 31 are as follows:

	2004	2003
Newfield Exploration Company Common Stock (42,318 and 39,567 shares in 2004 and 2003, respectively)	$2,498,878	$1,762,314
Diversified Stable Pooled Fund	3,017,808	2,505,601
Diversified Stock Index Fund	3,988,454	2,609,215
Diversified Equity Growth Fund	2,544,881	2,247,558
Diversified Mid-Cap Growth Fund	2,200,574	1,855,746
Diversified Value & Income Fund	2,504,984	1,645,573
Diversified International Equity Fund	2,388,894	1,589,654

     During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$1,538,910
Common/collective fund	87,709
Common stock	527,462

$2,154,081

NOTE 4 — RELATED-PARTY TRANSACTIONS

     Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. Some Plan investments are in mutual funds or common collective funds offered by Diversified Investment Advisors (“DIA”), the Plan’s recordkeeper. As Investors Bank and Trust Company (“IBTC”) is the trustee of the Plan, IBTC is affiliated with DIA, and these funds are offered by DIA, investments in such funds qualify as party-in-interest investments. Total assets invested in these funds were $23,030,393 at December 31, 2004 and $14,741,336 at December 31, 2003. During 2004, the Plan paid $1,925 in administrative fees to DIA, which qualifies as a party-in-interest transaction.

     Other party-in-interest investments held by the Plan include Company common stock totaling $2,498,878 and $1,762,314 at December 31, 2004 and 2003, respectively, and participant loans totaling $333,811 and $284,013 at December 31, 2004 and 2003, respectively.

6.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2004 and 2003

NOTE 5 — PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the Plan’s assets will be distributed in accordance with the terms of the Plan agreement.

NOTE 6 — TAX STATUS

     The Internal Revenue Service has determined by a letter dated November 19, 2001 that the Plan, which is a prototype plan, is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Thus, no provision for federal income taxes is included in the Plan’s financial statements.

NOTE 7 — FORFEITURES

     Forfeitures result from Company matching contributions that remain in the Plan following the termination of employment of participants who had less than 100% vested interests in the Company matching contribution portions of their accounts. At December 31, 2004 and 2003, forfeitures of $5,395 and $90,210 were available to reinstate participant accounts, as applicable; then to pay Plan expenses that otherwise would be payable by the Company in accordance with the Plan agreement, if any; and finally to offset Company matching contributions. In 2004, Company cash contributions were offset by $198,998 from forfeited non-vested accounts.

7.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Plan Sponsor:	Newfield Exploration Company

Employer Identification Number:	72-1133047

Plan Number:	001

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value
Mutual Funds
*	Diversified Investment Advisors	Diversified High Quality Bond Fund	#	$348,042
*	Diversified Investment Advisors	Diversified Core Bond Fund	#	808,778
*	Diversified Investment Advisors	Diversified Short Term/Intermediate Horizon Fund	#	446,697
*	Diversified Investment Advisors	Diversified Intermediate Horizon Fund	#	1,143,428
*	Diversified Investment Advisors	Diversified Value & Income Fund	#	2,504,984
*	Diversified Investment Advisors	Diversified Stock Index Fund	#	3,988,454
*	Diversified Investment Advisors	Diversified Intermediate/Long Term Strategic Allocation Fund	#	683,275
*	Diversified Investment Advisors	Diversified Mid-Cap Growth Fund	#	2,200,574
*	Diversified Investment Advisors	Diversified Equity Growth Fund	#	2,544,881
*	Diversified Investment Advisors	Diversified Mid-Cap Value Fund	#	847,649
*	Diversified Investment Advisors	Diversified International Equity Fund	#	2,388,894
*	Diversified Investment Advisors	Diversified Small Cap Value Fund	#	684,233
*	Diversified Investment Advisors	Diversified Small Cap Growth Fund	#	777,323

				19,367,212
Common Stock
*	Newfield Exploration Company	Common Stock	#	2,498,878

*	-	Denotes party in interest
#	-	Investments are participant-directed, therefore, cost information is not required.

8.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR) — (Continued)
December 31, 2004

Plan Sponsor:	Newfield Exploration Company

Employer Identification Number:	72-1133047

Plan Number:	001

	(c)
	Description of Investment,
(b)	Including Maturity Date,		(e)
Identity of Issuer, Borrower,	Rate of Interest, Collateral	(d)	Current
(a) Lessor, or Similar Party	Par, or Maturity Value	Cost	Value
Common/Collective Fund
* Diversified Investment Advisors	Diversified Stable Pooled Fund	#	$3,017,808
Money Market Fund
* Diversified Investment Advisors	Diversified Money Market Fund	#	645,373
Self-Directed Account
Diversified Investment Advisors	Personal Choice Account- Self-Directed Brokerage Accounts	#	408,300
Participant Loans
* Participant Loans	Interest rates ranging from 5% to 6%		333,811
			$26,271,382

*	-	Denotes party in interest
#	-	Investments are participant-directed, therefore, cost information is not required.

9.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWFIELD EXPLORATION COMPANY 401(K) PLAN
Date: June 29, 2005	By:	/s/ MONA LEIGH BERNHARDT
Mona Leigh Bernhardt Plan Administrator

10.

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	-Consent of Independent Registered Public Accounting Firm

15